Mail Stop 4561
via fax (978) 614-8320

May 20, 2010

Mr. Richard N. Nottenburg
President & CEO
Sonus Networks, Inc.
7 Technology Park Drive
Westfield, MA 01886

       Re: Sonus Networks, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 001-34115

Dear Mr. Nottenburg:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief